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                                                                       EXHIBIT 3



FOR RELEASE IMMEDIATELY

                           PEC ISRAEL ECONOMIC CORPORATION
                        REPORTS SIGNING OF A MERGER AGREEMENT
                         FOR THE ACQUISITION FOR CASH OF ALL
                           OUTSTANDING SHARES OF PEC AT A
                              PRICE OF $30.00 PER SHARE

          New York, December 15, 1998 . . . . PEC Israel Economic Corporation
(NYSE:IEC) today reported that it entered into a merger agreement with IDB Development Corporation Ltd. ("IDBD"), the owner of approximately 81.35% of the outstanding shares of common stock of PEC, and PEC Acquisition Corporation ("Acquisition Corp."), a wholly-owned subsidiary of IDBD, that provides for IDBD's acquisition of all the outstanding shares of PEC not already owned by IDBD for a cash price of $30.00 per share through the merger of Acquisition Corp. into PEC.

          The merger agreement has been authorized by the Boards of Directors of PEC and Acquisition Corp. and by the Audit Committee of the Board of Directors of IDBD. Completion of the merger is subject to the approval of the shareholders of PEC. It is expected that the merger will take place by the end of the first quarter of 1999. As a result of the merger, the shares of common stock of PEC would be delisted from trading on the New York Stock Exchange.

          PEC organizes, acquires interests in, finances and participates in the management of companies, predominantly companies which are located in Israel or are Israel-related. PEC's website address is http://www.irin.com/iec.






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